Embed Clearing LLC

(A Wholly Owned Subsidiary of
Embed Financial Technologies Inc.)

Statement of Financial Condition
for the Year Ended December 31, 2021
and Report of Independent Registered
Public Accounting Firm

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70546

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/31/2021 AND ENDING 12/31/2021
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Embed Clearing LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1703 Main Street, Suite #200
_____
(No. and Street)

Vancouver	WA	98660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Louis Weitkam III	402-889-9431	louis@embedclear.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
_____
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd , Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Louis Weitkam III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Embed Clearing LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

GENERAL NOTARY - State of Nebraska
JANETTE HUGHES
My Comm. Exp. January 21, 2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Embed Clearing LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Embed Clearing LLC (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Embed Clearing LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Embed Clearing LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Embed Clearing LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Embed Clearing LLC's auditor since 2020.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 18, 2022

EMBED CLEARING LLC
(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	29,941,925
Property and equipment		32,520
Deposits with clearing organizations		257,500
Other assets		107,460
Total assets	$	30,339,405

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities		889,570
Total liabilities		889,570
Member's equity		29,449,835
Total liabilities and member's equity	$	30,339,405

See notes to statement of financial condition.

EMBED CLEARING LLC
(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2021

1. Organization and Nature of Operations

Embed Clearing LLC (the "Company"), formerly known as Embedded Clearing LLC, was organized in the State of Delaware on May 14, 2020 as a limited liability company. The Company is a wholly-owned subsidiary of Embed Financial Technologies Inc. (the "Parent"). The Company, together with the Parent, have developed an API-first, cloud-based, event-driven execution, clearing, settlement and custody solution for broker-dealers, investment advisors, and other financial institutions.

The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The Accounting Standards Codification, or ASC, established by the Financial Accounting Standards Board, or FASB, is the source of authoritative U.S. GAAP to be applied by nongovernmental entities.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. The deposits reflect cash held with the Depository Trust Clearing Corporation ("DTCC") and the National Securities Clearing Corporation ("NSCC"). There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables. Based on the above factors, the Company has determined an allowance for credit loss ("ACL") under ASC 326 for receivables from clearing organizations is not needed at December 31, 2021

Other Assets

Other assets include prepaid expenses and other receivables.

Allowances for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Management does not anticipate any expected credit losses and, therefore, has not made any allowance for credit losses for the year ending December 31, 2021.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the remaining useful lives of the assets. Property and equipment are reviewed annually for impairment, no impairment was determined to be required for the year ended December 31, 2021.

Leases

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842. The guidance requires public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The Company had no operational or finance leases as of December 31, 2021. Management believes the adoption of FASB ASC 842 has no impact on its statement of financial condition for the year ended December 31, 2021.

Fair Value of Financial Instruments

As of December 31, 2021, the Company had no financial assets or liabilities that are measured at fair value.

Income Taxes

The Company is a single-member limited liability company (a disregarded entity) for federal and state income tax purposes. The income and losses of the company pass through to the Parent who incurs the tax obligation or receives the tax benefit. Accordingly, no provision for federal income taxes has been made in the statement of financial condition because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior year) and concluded that no provision for income tax is required in the Company's statement of financial condition. Such open tax years remain subject to examination by tax authorities.

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The associated risk of concentration for cash is mitigated by having deposits with credit worthy institutions. At certain times, amounts on deposit exceed federal insurance limits. As of December 31, 2021, the amount held on deposit was $29,689,620 in excess of federal deposit insurance limits.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 effective May 14, 2020. The Company has evaluated all areas of the Company's financials determined to be within scope of ASC 2016-13 and determined there was no material impact upon adoption.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Software	$	32,520
		32,520
Less accumulated depreciation and amortization		-
	$	32,520

4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On December 31, 2021, the Company had net capital of $29,309,855 which was $29,059,855 in excess of the required net capital requirement of $250,000. The Company had no aggregate debits as of December 31, 2021.

Under the alternative method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2021, the Company had no deposit requirement.

5. **Commitments and Contingencies**

In the normal course of business, the Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. Management is of the opinion that the Company has no material contingencies to any matter where additional accrual or disclosures would be required on the statement of financial condition as of December 31, 2021.

6. **Related Party**

Total capital contributions of $24,038,991 were received from the Parent during the year ended December 31, 2021.

The Company has an expense sharing agreement with its Parent. The Parent performs and incurs various expenses of the Company. These services include compensation and benefits, professional fees and services and other expenses. There was no payable to the parent as of December 31, 2021.

7. **Subsequent Events**

The Company has evaluated if there were any material events that require subsequent disclosures through February 18, 2022, the date the statement of financial condition was available to be issued, and have determined there were no items that needed to be disclosed.

* * * * * *